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                             May 5, 2020

       Rachel Glaser
       Chief Financial Officer
       Etsy, Inc.
       117 Adams Street
       Brooklyn, NY 11201

                                                        Re: Etsy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-36911

       Dear Ms. Glaser:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Non-GAAP Financial Measures, page 59

   1.                                                   To avoid giving undue
prominence to non-GAAP measures in your MD&A, please
                                                        consider moving this
section so that it follows results of operations disclosure.
       Comparison of Years Ended December 31, 2019 and 2018
       Revenues, page 70

   2. We note that on July 16, 2018, you increased your seller transaction fee from 3.5% to 5%, and now apply it to the
cost of shipping in addition to the cost of the item. We also note that GMS increased
26.5% in the year ended December 31, 2019. Please revise to
                                                        quantify the impacts of
changes in price and volume on your revenue. Refer to Item
                                                        303(a)(3)(iii) of
Regulation S-K.
 Rachel Glaser
Etsy, Inc.
May 5, 2020
Page 2
3. We note your disclosure of percentage changes in various components of marketplace and services revenues, such as the 48.9% increase in transaction revenue and the 25.7%
         increase in payments revenue. The presentation of these percentages absent absolute dollar amounts do not provide sufficient context for understanding the magnitude of the changes on your results. Please revise to provide absolute dollar amounts for material components of your revenues to provide context for these percentage changes. Refer to
         Item 303(a)(3)(i) of Regulation S-K.
4. Your discussion and analysis of revenue begins with three paragraphs discussing metrics such as gross merchandise sales (GMS) and active users in narrative form. While we understand you believe these metrics are important to understanding changes in revenue, we believe your disclosure could be made more clear if these metrics were presented in tabular form after revenue in the leading table in this section with the remaining narrative text focused on explaining why revenue results (and the related metrics) changed. We also believe your narrative discussion should give prominence to the discussion of revenue, with metrics being discussed secondarily to explain the changes in revenue as applicable.
Notes to the Consolidated Financial Statements
Note 2 - Revenue, page 110

5. Please tell us whether this table is intended to provide disclosure of revenue on a disaggregated basis pursuant to ASC 606-10-50-5. We note from your disclosure in the business section on page 2 and from your results of operations on page 70 that your marketplace revenue includes separate amounts for transaction fees, listing fees, and payment processing fees. We also note that services revenue includes separate amounts for advertising and shipping labels. Finally, we note from your results of operations disclosure that revenue growth from these various types of service fees increased at varying rates, ranging from approximately 17% to over 51% (based on available
FirstName LastNameRachel Glaser
       percentages disclosed). Please tell us how you considered these different types of service
Comapany NameEtsy, Inc. we note you adjust from time to time, when determining your fees, some of which
May 5,disaggregated revenue disclosure. Refer to ASC 606-10-50-5 to 7 and 55-89 to 91.
        2020 Page 2
FirstName LastName
 Rachel Glaser
FirstName LastNameRachel Glaser
Etsy, Inc.
Comapany NameEtsy, Inc.
May 5, 2020
Page 3
May 5, 2020 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lyn
Shenk, Accounting Branch Chief, at (202) 551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services